FIFTH SUPPLEMENTAL TRUST INDENTURE

This Fifth Supplemental Trust Indenture is entered into as of this 30th day of June, 2010.

AMONG:

PARAMOUNT ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “PET” or the “Trust”)

AND

PARAMOUNT ENERGY OPERATING CORP., a corporation incorporated under the laws of the Province of Alberta, with offices in Calgary, Alberta (hereinafter called “PEOC”)

AND

PERPETUAL ENERGY INC., a corporation amalgamated under the laws of the Province of Alberta, with offices in Calgary, Alberta (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Alberta having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS the PET, PEOC and the Debenture Trustee entered into (i) a trust indenture (the “Principal Indenture”) dated August 10, 2004 to provide for the creation and issuance of debentures for the Trust’s investment purposes; (ii) a second supplemental trust indenture (the “Second Supplemental Indenture”) dated April 6, 2006 to provide for the creation and issuance of 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the “Debentures”) and (iii) a fourth supplemental trust indenture (the “Fourth Supplemental Indenture”) dated December 17, 2009 to provide for certain amendments to the Debentures, including, but not limited to, an increase in the coupon from 6.25% to 7.25%, a reduction in conversion price to $7.50 per Trust Unit, an extension of the maturity date to January 31, 2015 and the non-call period being set at January 31, 2013 (the “Amended Debentures”) (the Debentures and the Amended Debentures are, collectively, the “Debentures”) (the Principal Indenture, Second Supplemental Indenture and the Fourth Supplemental Indenture are, collectively, the “Indenture”);

AND WHEREAS Article 16 of the Indenture provides that the Debenture Trustee and the Trust may enter into indentures supplemental to the Indenture;

AND WHEREAS pursuant to an arrangement among PET, PEOC and the Corporation effective June 30, 2010, among other things, the Corporation wishes to assume the rights, covenants and obligations of PET under the Indenture in accordance with the terms thereof;

 AND WHEREAS the foregoing recitals are made as representations and statements of fact by PET, PEOC and the Corporation, as applicable, and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1  Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, “Common Shares” means common shares of the Corporation.

1.2  Amendments to Indenture

(a)
This Supplemental Indenture is supplemental to the Indenture, and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument.  The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures and with regards to all matters governing the Debentures, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture.  Any references in the text of this Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

(b)	As of and from the date hereof, the Indenture is amended by replacing PET with its Successor, the Corporation.

(c)	As of and from the date hereof, the Indenture is amended by removing PET as a party to the Indenture.

(d)	As of and from the date hereof, the Indenture is amended by replacing PEOC with the Corporation.

(e)	As of and from the date hereof, the Indenture is amended by removing PEOC as a party to the Indenture.

(f)	Reference to “Trust Unit” in the Indenture shall be changed to refer to “Common Share”.

(g)	Sections 2.16 and 17.2 of the Indenture be deleted in its entirety.

(h)	References to “Unitholder”, unitholder or unitholders in the Indenture shall be changed to refer to “Shareholder”, shareholder or shareholders, as applicable.

(i)
The form of certificate for the Debentures shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Corporation executing such Debentures in accordance with the Indenture.

ARTICLE 2
SUCCESSOR ENTITY

2.1  Assumption of Obligations

The Corporation hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of the Trust in and to the Indenture and all of the covenants and obligations of the Trust under the Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of the Corporation entitling the holders thereof, as against the Corporation, to all rights of Debentureholders under the Indenture.

ARTICLE 3
ADDITIONAL MATTERS

3.1  Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2  Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3  Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

3.4  Execution by PEOC

The parties hereto acknowledge that, except to the extent that PEOC is entering into this Supplemental Indenture in its own right, it is entering into this Supplemental Indenture on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, PEOC, the Corporation or any holder of Common Shares and that any recourse against the Trust, the Trustee, PEOC, the Corporation or any holder of Common Shares in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Supplemental Indenture relates, if any, including without limitation claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the assets of the Trust in accordance with the amended and restated trust indenture made as at August 1, 2002 among the Debenture Trustee, BMO Nesbitt Burns Inc. and PEOC, as amended from time to time.

[Rest of Page Intentionally Left Blank]

3.5  Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PARAMOUNT ENERGY TRUST, by Paramount Energy Operating Corp. (as attorney-in-fact and agent of Computershare Trust Company of Canada)

By:	(signed) “Cameron Sebastian”
Cameron Sebastian
Vice President, Finance and Chief Financial Officer

PARAMOUNT ENERGY OPERATING CORP.

By:	(signed) “Cameron Sebastian”
Cameron Sebastian
Vice President, Finance and Chief Financial Officer

PERPETUAL ENERGY INC.

By:	(signed) “Cameron Sebastian”
Cameron Sebastian
Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) “Trisha Beaton”

By:	(signed) “Stacie Moore”

SCHEDULE “A”

TO THE FIFTH SUPPLEMENTAL TRUST INDENTURE AMONG

PARAMOUNT ENERGY TRUST, PARAMOUNT ENERGY OPERATING CORP.,
PERPETUAL ENERGY INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Perpetual Energy Inc. (the “Issuer”) its successor or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

CUSIP  714270AC9

ISIN CA 714270AC98

No. •	$•

PERPETUAL ENERGY INC.

(A corporation amalgamated under the laws of Alberta)

7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE JANUARY 31, 2015

PERPETUAL ENERGY INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of August 10, 2004, as amended and supplemented by the fourth supplemental indenture (the “Fourth Supplemental Indenture”) dated as of December 17, 2009, as amended and supplemental by the fifth supplemental indenture (the “Fifth Supplemental Indenture”) dated June 30, 2010 among Paramount Energy Trust, Paramount Energy Operating Corp., the Corporation and Computershare Trust Company of Canada (the “Debenture Trustee”), promises to pay to the registered holder hereof on January 31, 2015 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Fourth Supplemental Indenture (the “Maturity Date”) the principal sum of • ($•) in lawful money of Canada on presentation and surrender of this Debenture (as defined herein) at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.25% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from December 17, 2009 to but excluding July 31, 2010 as set forth below) semi-annual instalments (less any tax required by law to be deducted) of $36.25 per $1,000 of principal amount of the Debentures on January 31 and July 31 in each year commencing on July 31, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.  The first interest payment will include interest accrued from and including December 17, 2009 to, but excluding July 31, 2010, which will be equal to $44.89 for each $1,000 principal amount of the Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 7.25% Convertible Extendible Unsecured Subordinated Debentures (referred to herein as the “Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Debentures authorized for issue immediately are limited to an aggregate principal amount of $· in lawful money of Canada.  Reference is hereby expressly made to the Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Debenture is convertible, at the option of the holder hereof, upon surrender of this Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $7.50 (the “Conversion Price”) per Common Share, being a rate of approximately 133.3333 Common Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture and the Fifth Supplemental Indenture.  No Debentures may be converted during the three Business Days preceding and including January 31 and July 31 in each year, commencing July 31, 2010, as the registrars of the Debenture Trustee will be closed during such periods.  The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Debenture is not redeemable on or before January 31, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred.  After January 31, 2013, and on or prior to January 31, 2014, the Debentures are redeemable at the option of the Corporation at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  After January 31, 2014 and prior to maturity the Debentures are redeemable at the option of the Corporation at a price equal to $1,000 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture.  The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Debentures at a price equal to 101% of the principal amount of such Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation shall redeem all the remaining outstanding Debentures on the same date and at the same price.

If a takeover bid for Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the debentures issued pursuant to the Indenture (other than debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the debentures issued pursuant to the Fourth Supplemental Indenture.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Common Share Repayment Right by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions that the Corporation may, at any time and from time to time, in its sole discretion, request that the Debenture Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of Debentures, perform residency searches of holders of Debentures and beneficial holders of Debentures mailing address lists and take such other steps specified by the Corporation to determine or estimate as best possible the residence of the beneficial owners of Debentures.  If at any time the board of directors of the Corporation, in its sole discretion, determines that it is in the best interest of the Corporation, the Corporation may: (i) require the Debenture Trustee to refuse to accept a subscription for the Debentures from, or issue or register a transfer of Common Shares to, a person unless the person provides a declaration to the Corporation that the Debentures to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non resident of Canada; (ii) to the extent practicable in the circumstances, send a notice to registered holders of the Debentures which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Debentures beneficially owned by non-residents of Canada or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Debentures which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days.  If the holders of Debentures receiving such notice have not sold the specified number of such Debentures or provided the Corporation with satisfactory evidence that such Debentures are not beneficially owned by non-residents within such period, the Corporation may, on behalf of such registered holder of Debentures, sell such Debentures and, in the interim, suspend the rights attached to such Debentures; and (iii) take such other actions as the board of directors of the Corporation determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Debentures held by non-residents to ensure that the Corporation is not maintained primarily for the benefit of non-residents of Canada.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares, officers and directors of the Corporation or other agents of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Debenture for cancellation. Thereupon a new Debenture or Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF PERPETUAL ENERGY INC. has caused this Debenture to be signed by its authorized representatives as of the 30th day of June, 2010.

PERPETUAL ENERGY INC.

By:

 (FORM OF TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 7.25% Convertible Unsecured Subordinated Debentures due January 31, 2015 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $______________ principal amount hereof*) of PERPETUAL ENERGY INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ___________________________________________________________________________________________________________

Address of Transferee: ________________________________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: __________________________________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange upon the making of a Change of Control Purchase Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”
TO CDS GLOBAL DEBENTURE

PERPETUAL ENERGY INC.

7.25% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE JANUARY 31, 2015

Initial Principal Amount: $•	CUSIP 714270AC9
ISIN CA 714270AC98

Authorization: ________________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization